UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spyre Therapeutics, Inc. (formerly Aeglea BioTherapeutics, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00773J202

(CUSIP Number)

Michael Hirschberg, Esq.

Reitler Kailas & Rosenblatt LLP

885 Third Avenue, 20th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773J202	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Affinity Healthcare Fund, LP (EIN 82-1629802)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 653,409 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 653,409 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,409 shares of Common Stock*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.81%
12.	TYPE OF REPORTING PERSON (see instructions) PN

* Includes 2,083 shares of Series B Preferred Stock which may be converted to Common Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Common Stock.

CUSIP No. 00773J202	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Affinity Asset Advisors, LLC (EIN 82-1567490)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 653,409 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 653,409 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,409 shares of Common Stock*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.81%
12.	TYPE OF REPORTING PERSON (see instructions) IA

 * Includes 2,083 shares of Series B Preferred Stock which may be converted to Common Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Common Stock.

CUSIP No. 00773J202	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Spyre Therapeutics, Inc. (formerly Aeglea BioTherapeutics, Inc.)

(b)	Address of Issuer’s Principal Executive Offices: 221 Crescent Street Building 23, Suite 105 Waltham, MA 02453

Item 2.

(a)	Name of Persons Filing: Affinity Healthcare Fund, LP Affinity Asset Advisors, LLC

(b)	Address of Principal Business Office or, if None, Residence: 767 Third Avenue, 15th Floor New York, NY 10017

(c)	Citizenship: Affinity Healthcare Fund, LP and Affinity Asset Advisors, LLC - Delaware

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 00773J202

CUSIP No. 00773J202	13G	Page 5 of 7 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 00773J202	13G	Page 6 of 7 Pages

 Item 4.  Ownership.

Affinity Asset Advisors, LLC (the “Advisor”) is the investment manager of Affinity Healthcare Fund, LP (the “Fund”) and exercises investment discretion with regard to the securities reported herein. As of February 13, 2024, the Fund beneficially owned an aggregate of 653,409 shares of Common Stock of the Issuer, comprised of 570,089 shares of Common Stock and 2,083 shares of Series B Preferred Stock which may be converted to 83,320 shares of Common Stock at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Common Stock, or 1.81% of the outstanding shares of Common Stock of the Issuer, and the Advisor may be deemed to be the beneficial owner of such 653,409 shares of Common Stock of the Issuer owned by the Fund by virtue of its position as investment manager of the Fund. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of 653,409 shares of Common Stock of the Issuer.

The percentage set forth in the preceding paragraph and in Row 11 of the cover page for each reporting person is based on 36,140,429 shares of Common Stock of the Issuer outstanding, which was calculated using (a) 36,057,109 shares of Common Stock outstanding as of February 5, 2024 as set forth in the Issuer’s Pre-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 5, 2024 and (b) 83,320 shares of Common Stock into which the reporting person’s 2,083 shares of Series B Preferred Stock may be converted at a conversion ratio of 1 share of Series B Preferred Stock to 40 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00773J202	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2024 Date
Affinity Healthcare Fund, LP

By: /s/ Michael Cho Signature AFFINITY ASSET ADVISORS, LLC By: /s/ Michael Cho Signature